Prudential Tax-Managed Funds - Tax-Managed Equity Fund
For the Annual period ended 10/31/01
File number 811-09101

SUB-ITEM 77J


Reclassification of Capital Accounts

	Reclassification of Capital Accounts: Prudential Tax-Managed Funds - Tax Managed Equity Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of
Income, Capital Gains, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net investment loss by $1,575,009 and decrease paid-in capital in excess of par by $1,575,009, to reclassify net operating losses during the fiscal year ended October
31, 2001. Net investment income, net realized gains and net assets were not affected by this change.

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